Exhibit 99.1

Strongbridge Biopharma plc Announces Appointment of

Jeffrey W. Sherman, M.D., FACP, to Board of Directors

October 3, 2016 — Dublin, Ireland and Trevose, Pa., USA — Strongbridge Biopharma plc, (Nasdaq: SBBP), a global biopharmaceutical company focused on the development and commercialization of novel therapies for rare diseases, announced today that Jeffrey W. Sherman, M.D., FACP, chief medical officer and executive vice president of research and development at Horizon Pharma plc, has been appointed to Strongbridge Biopharma’s Board of Directors.

“Jeff’s extensive drug development experience, along with his deep regulatory and business development expertise, will be of tremendous value as we continue to grow Strongbridge and drive the development of the Company’s rare disease portfolio,” said Matthew Pauls, president, chief executive officer and member of the Board of Directors of Strongbridge Biopharma plc.

“We are pleased to strengthen Strongbridge’s depth and breadth of experience in the development and commercialization of medications for the treatment of rare diseases with the addition of Jeff to the Board of Directors,” said John H. Johnson, chairman of the Board of Directors.

Dr. Sherman has more than 25 years of research, clinical development, regulatory and commercialization experience within the biopharmaceutical industry. Since 2009, he has served as chief medical officer and an executive vice president at Horizon Pharma. He also previously held senior leadership positions at IDM Pharma, Takeda Global Research and Development, NeoPharm, Searle/Pharmacia, Bristol-Myers Squibb, and is a past president of the Drug Information Association (DIA). He earned his M.D., from the Rosalind Franklin University of Medicine and Science/The Chicago Medical School. He completed internship and residency programs at Northwestern University Feinberg School of Medicine, where he currently serves as an adjunct assistant professor, and a fellowship position at the University of California San Francisco. He received a B.A. in Biology from Lake Forest College.

“I am delighted to be joining Strongbridge’s Board of Directors and look forward to leveraging my successful track record in advancing novel therapeutics from clinical development through commercial launch to help Strongbridge further its efforts to bring new treatment options to the rare disease community,” said Jeffrey W. Sherman, M.D., FACP.

About Strongbridge Biopharma

Strongbridge Biopharma is a global biopharmaceutical company focused on the development and commercialization of novel therapies for rare diseases. Strongbridge’s lead product candidate, COR-003 (levoketoconazole), is a cortisol inhibitor currently being studied in the global Phase 3 SONICS trial for the treatment of endogenous Cushing’s syndrome. Strongbridge’s rare endocrine disease franchise also includes COR-005, a next-generation somatostatin analog (SSA) being investigated for the treatment of acromegaly, with potential additional applications in Cushing’s syndrome and neuroendocrine tumors. Both COR-003 and COR-005 have received orphan designation from the U.S. Food and Drug Administration and the European Medicines Agency. For more information, visitwww.strongbridgebio.com.

Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this press release, are forward-looking statements. These statements relate to future events and involve known and unknown risks, including, without limitation, uncertainties regarding Strongbridge’s strategy, plans and objectives of management for future operations. The words “anticipate,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “project,” “target,” “will,” “would,” or the negative of these terms or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements are based on current expectations, estimates, forecasts and projections and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors. The forward-looking statements contained in this press release are made as of the date of this press release, and Strongbridge Biopharma does not assume any obligation to update any forward-looking statements except as required by applicable law.

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